Unitonomy

Technology Software Artificial Intelligence B2B Saas

Makers of Glvvv - Building Culture Management Software for Knowledge Workers

UNITONOMY.COM LOUISVILLE KENTUCKY


unitonomy
CULTURE
MANAGEMENT
SOFTWARE



As a serial founder, I've lived the problem. My last startup grew to over 100 remote people across 7 time zones. We had systems to manage specific areas, yet nothing to develop our work culture. Siloed tools disrupted how we connected to information and to each other. We compensated with lots of meetings. AI can now effortlessly solve these issues.

Charley Miller Founder and CEO @ Unitonomy

Why you may want to support us...

1. ▯ Named a "top 5 startup to watch in 2020" by Business First
2. ▯ Founder previously co-founded Touchcast & managed suite of internal communication products w/AI
3. ▯ 3 products in early beta thanks to our core engine making it fast to experiment & scale
4. ▯Glvvv (solves "emailing yourself") is a "lightning bolt wedge" into the market
5. ▯ GTM is geared toward remote work teams, which are exploding with Covid-19
6. ▯ Top SEO rankings for "culture management" and "culture management software"
7. ▯ Defining culture management software market and shaping how AI will complement knowledge workers
8. ⚙ Funding is for AI/ML (GPT-3) for more automation (answer employee questions & locate information)

Why investors ❤ us

WE'VE RAISED $278,500 SINCE OUR FOUNDING



I invested in Unitonomy because the time is right for remote working to truly take off, and with its rise the remote workforce will need a new suite of tools to coordinate and communicate effectively. Many companies are just now learning that remote work doesn't end at video calls, that's where it starts. The founding team at Unitonomy have a detailed understanding of how people work, and how to make the right tools to help them work together, better, from wherever they are.

Cory Forsyth Senior Engineer, Addepar

LEAD INVESTOR | INVESTING $5,000 THIS ROUND



As Co-Founder at Touchcast, Charley laid the foundations for an amazing company and product. He is not only an amazing product visionary - a thoughtful deep thinker - but also and most important, a truly amazing person that projects inspiration and positivity. I am absolutely sure that Unitonomy like his prior endevours will have a lasting impact on the world and make it a better place for those that go with him on the journey and use the amazing products he has up his sleeve. I could not recommend a better partner to the crazy journey of company building.

Edo Segal



Products developed and provided by Unitonomy are very useful for companies that are decentralized and/or have remote workers. The future will see more companies following this methodology due to lower overhead and availability of skilled and talented human resources.

Jerome Miller

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Charley Miller
Founder and CEO
Charley co-founded and served as the Head of Product at Touchcast which sells video-powered, AI-driven internal communication tools to global enterprise clients.



Max Nechypurenko
Chief Technology Officer
Max architected our systems and leads a team of 5 other engineers, plus one project manager and QA specialist.



Brittain Skinner
Head of Awareness & Partnerships
Brittain leads efforts on telling our story and developing partnerships.



Kate Abramova
Technical Manager
Kate coordinates product, technical and design efforts across our systems.



Sergey Ripenko
Back-End Developer



Artem Yakushchenko
Lead Developer of Glvvv



Serhii Lukynov
Front-End Developer



Aleksey Zelenskiy
Front-End Developer



Vitaliy Olenyak
Head of Design



Aleksey Platonov
QA & Testing

In the news

Louisville-based Unitonomy to launch WeFunder campaign, four new remote work tools this month - Louisville Business First

Unitonomy was about halfway through a seed fundraising round when the Covid-19 pandemic hit in March. Seeing the writing on the wall, the Louisville-based startup quickly abandoned the fundraising efforts to put

August 11, 2020 @ bizjournals.com

Five Louisville startups to watch in 2020 - Louisville Business First

It's been an active year for the Louisville startup scene with two major entities taking shape. The year began with the launch of the Louisville Entrepreneurship Acceleration Partnership (LEAP), a collaboration

June 8, 2020 @ bizjournals.com

Unitonomy is developing the tools to help remote companies engage - Louisville Business First

Coffee meetings have disappeared, conference rooms have been replaced by video calls and workplace conversations have moved almost exclusively online. As many companies are making the shift to remote

June 8, 2020 @ bizjournals.com

UofL invention for tracking employee engagement is licensed to startup | UofL News

A University of Louisville researcher has invented a new software that helps companies easily measure employee engagement - a key to increasing productivity and profits by creating better places to work, he

December 20, 2019 @ uoflnews.com

Downloads

Unitonomy WeFunder Deck.pdf

Building Culture Management Software with AI for Knowledge Workers


unitonomy
Unitonomy products help companies leverage AI to help colleagues perform together better.

Most companies know that work culture and AI are competitive advantages. Few are equipped to leverage either.

For the **1 billion knowledge workers** in the world, work communication is all over the place. The disconnect is not just siloed systems. So many messages, so many channels, so many apps. Things get lost. Information is missed. Connection dissolves. And now work is going remote?

Great work cultures have employees who feel strongly connected to each other, to a sense of purpose, and to the flow of knowledge. The data shows the key to improving culture is improving communication that reinforce these connections.

That's our thesis: soon AI-powered software will dramatically improve productivity (you), collaboration (your team), and work culture (your organization) by augmenting the communication and efforts of knowledge workers.


OUR FOCUS
HELP COMPANIES CHANGE THEIR CULTURE WITH AI & SOFTWARE THAT AUGMENT INTERNAL COMMUNICATION.

Our bet is that AI-powered software is going to assist knowledge workers (and it's going to start with remote teams).

If you think about the two most important aspects of modern, computer-based work cultures, they are how efficiently knowledge is shared and how effectively people collaborate. **We see major opportunities with software and AI to make communication run more efficiently and effectively.** This is about augmenting the effort of knowledge workers.

Five years into research and one year into building our systems, Unitonomy is launching our initial solutions. **We are pre-revenue as we focus on feedback from customers using our beta products.**

Our story starts with me, Charley Miller -- the founder of Unitonomy -- and what I learned scaling my last startup.


Where Our Story Begins

Previously, as the co-founder of Touchcast, I learned what it takes to build a successful startup (Hint: it wasn't easy).

Perhaps the most difficult aspect for our Touchcast team, as we grew to over 100 people across 7 time zones, was scaling our organizational culture. Each of our teams had a specific, siloed system that helped them coordinate their efforts (Jira for the tech team, Salesforce for sales, Zendesk for customer support, etc.). With so many siloed applications, important information got lost and often details were never communicated across teams.


FOUNDER CHARLEY MILLER
Touchcast
Co-founded Touchcast & Head of Product for 7 years
Internal communication video systems for enterprise customers
AI/ML video processing
Customers include big banks, big pharma, Accenture, Unilever...
Grew remote team to 100+ in 7 timezones
Co-inventor on 3 patents

Charley Miller, founder of Unitonomy

Like most modern companies at this stage, Touchcast turned to Slack. Soon we were drowning in messages and alerts. So we ran more meetings. Instead of improving our culture, we were making it worse and productivity suffered. We've found this same story plays out across organizations worldwide, and especially in companies that are going remote.

According to Gartner, enterprise **companies spent over $2,000 per employee in 2018 on consultants and workshops to change company culture** and improve communication. Meanwhile **knowledge workers are spend 80% of their time communicating** in email, messaging systems and meetings, according to Gallup.

This is a really valuable problem to solve: can communication be enhanced to make it efficient and effective? Because that's how you change culture.

Our Opportunity


THE MOUNTAIN WE'RE CLIMBING
WE ASPIRE TO DEFINE CULTURE MANAGEMENT SOFTWARE BASED ON HOW AI WILL ASSIST KNOWLEDGE WORKERS.

Whoever defines the market owns the market.

Culture management software is a nascent market that Unitonomy will define and corner. (we already vie for the top SEO ranking!) The time is now to offer innovative software solutions that cultivate employee connection through better communication and AI for 3 reasons:

- The covid-19 pandemic accelerated the shift to **remote work**.

- **AI technology** has matured to where we're going to see an explosion of systems that augment knowledge workers in the coming years.

- We've reached a tipping point when it comes to engagement, equity and inclusion in the workplace. Companies are investing in their **culture**.

Our **total addressable market is massive**:

- 60M knowledge workers in the U.S. / ~1B in the world

- With the pandemic forcing companies to work remotely, Gartner reports 82% of company leaders plan flexibility for employees to work remotely moving forward

Our go-to-market customer is specific for each product. The common denominator (besides focusing on knowledge workers) is that **we are targeting small, growing companies (between 20-500 employees) that are embracing remote work.**

Our Unfair Advantage

Our products don't replace communication systems like email or instant messaging. Our products augment them.

Internal communication works like the central nervous system of an organization: all types of information, knowledge and emotion are relayed. Sometimes the signal is pleasure and sometimes it's pain. That's ok so long as the signal is getting through. But communication is broken if there's paralysis (signals are not sending) or an abundance of noise (signals are not receiving). That's where Unitonomy comes in: **Unitonomy effortlessly reinforces the connections.**

We've built an engine to augment communication across the tools and systems companies already use. Using the metaphor of a car's transmission, here's how communication transmits between capturing and organizing (we've already developed the green blocks):



THE UNITONOMY ENGINE
CAPTURE
ORGANIZE
PUSH
Users one-click push knowledge into Unitonomy systems
PULL
Unitonomy systems pull knowledge out of users
SCAN
Unitonomy A.I. scans and digests knowledge automatically
BASIC
Users effortlessly categorize information at point of sharing
INTERMEDIATE
Unitonomy systems suggest connections across information
ADVANCED
Unitonomy A.I. organizes all info and produces knowledge briefs
manual
automatic
self-driving

Roadmap for the Unitonomy Engine -- we'll be filing for IP protection on the technical specifics of the gold blocks

We aim to apply our engine across the operating canvas of a company. In ten years, **we envision Unitonomy offering products spanning the specific needs of internal communication and workplace culture**. These could eventually include recruiting, negotiation, onboarding, strategy setting, maintaining alignment, training and personal development, assisting meetings, tracking decision making, tracking workflow, managing information, supplying just-in-time resources... all areas of workplace culture that can benefit from improved communication and AI.

Utilizing this advantage, our wedge to drive adoption is our product Glvvv. So many people email themselves reminders and Glvvv keeps this act just as fast and automatically categorizes the information.



Our Moment

We're aiming to build a suite like Atlassian.

By late summer of 2019, a group of people joined me on the Unitonomy mission because they saw the vision, believed in me, and wanted on board. **Now we've built the technology and infrastructure to create, market, and sell several products extremely rapidly.**

Unitonomy Beta Products Launching in Q3 2020:


BETA PRODUCTS
Glvvv
solves emailing yourself reminders
GetCommit
solves knowledge transfer for teams
OrgVitals
solves knowing how employees feel about the culture

As the beta of these products took shape, the pandemic hit. **Now with companies adapting their cultures to remote work, demand is running high for the solutions Unitonomy is providing.**


Glvvv

PROBLEM

PEOPLE EMAIL THEMSELVES BECAUSE EMAILING IS FAST AND WORKS ANYWHERE.

INBOXES WERE NOT DESIGNED AS A SYSTEM TO MANAGE ONESELF.

GLVVV SOLUTION

A SYSTEM THAT AUTOMATICALLY ORGANIZES EVERYTHING THAT ONE EMAILS ONESELF.


Introducing Glvvv by Unitonomy
Watch later
Share

Digital clutter is a problem for individuals, not only organizations. Employees struggling to organize themselves can dramatically undermine the broader work culture. The problem starts at the inbox.

Sending email is really fast. It's a great way to send a reminder to Future-You. The problem is your email inbox was designed to respond to others. Not to help you manage you.

What if there was something as fast as sending email that automatically organized everything for you? Imagine an inbox where only you can send email. And no matter what you send, when you open this inbox everything is categorized. **Glvvv turns emailing yourself into a superpower.** Feel reassured you'll never lose or forget anything again.

Glvvv is our wedge into the workplace.

GetCommit

PROBLEM

REMOTE WORK AND SOFTWARE SILOES DISRUPT THE FLOW OF COMMUNICATION.

THE CURE IS NOT MORE MEETINGS.

GETCOMMIT SOLUTION

HELP KNOWLEDGE WORKERS BETTER CONNECT TO KNOWLEDGE AND EACH OTHER.


GetCommit by Unitonomy - Knowledge Transfer Software
Watch later
Share
salesforce
zendesk
REPOSITORIES

GetCommit is built on the same code as Glvvv, it's just the "multi-player version" for teams.

Employees spend nearly two hours of each day (9.3 hours a week) searching and gathering information, according to McKinsey.

GetCommit is knowledge transfer software that fixes the disconnect between employees and knowledge. Imagine a way to build connections between colleagues; to encourage knowledge sharing; to influence your work culture for the better. GetCommit gets everyone connected for a great culture.

Launch on Product Hunt: https://www.producthunt.com/posts/getcommit-by-unitonomy

PROBLEM

THERE'S NO SOFTWARE THAT ASSESSES COLLABORATION OUTSIDE OF SPORTS.

YOU CANNOT IMPROVE WHAT YOU DON'T MEASURE.

ORGVITALS SOLUTION

AUTOMATE PROVEN METHODS TO ASSESS CULTURE AND EMPLOYEE COLLABORATIVE PERFORMANCE.


OrgVitals by Unitonomy: People and Culture Analytics
Watch later
Share

HR teams at companies with less than 500 people need affordable people analytics and culture analytics. OrgVitals is not only priced below competition, our research-backed assessments measure culture and collaboration aspects that no other product does. **OrgVitals reveals how employees perform and feel. These are analytics to understand people, collaboration, and culture.**

Our Business Model

Unitonomy makes money by charging for access on a reoccurring, per seat basis. For each product, we sell a monthly or annual subscription multiplied by the number of employees in the organization. This is a traditional B2B SaaS model. We set our prices to be affordable so that growing companies will adopt our systems. And we promise total data privacy.


WE SEE EACH PRODUCT AS A SET OF SEGMENTED TRAILHEADS THAT LEAD CUSTOMERS INTO OUR SUITE.

But how we ring the cash register doesn't matter if we can't acquire interest. **Unitonomy is putting significant effort into our strategy and tactics regarding building awareness and acquiring customers.** We are running experiments to understand which segments of customers convert through different mechanisms so that we can double down on the best efforts.

Here's the blueprint for the experiments we're running:


Gleam.io contests
Citation Labs, PressFarm & HARO
Clearscope & SEO optimization
Quuu content
Product Hunt Ship
stunts & geofencing events
FirstPromoter & network effects
Phantom Buster, Hunter.io & MailerLite
free tools & giveaways
content strategy
content aggregation
launch
experiments
product mechanics
targetted sales
live stream interviews (podcast + YouTube)
press & bloggers
hub & spoke content model
Twitter & LinkedIn groups
Product Hunt
physical book & catalog; location targeting
referral program
email and social experiments
content
SEO
referrals
direct
Vogt Award
Pioneer
landing pages
website
knowledge base
Consultants as seller
Part-timers as sellers
CUSTOMER ACQUISITION EXPERIMENTS

Unitonomy customer acquisition strategies and tactics

One core strategy comes from our first investor (Garrett French, citationlabs.com): lead with generosity. Unitonomy provides free tools that get people to our website. Just like our products, we think about network effects and how a free tool will invite more people into the experience after the first person uses it.

Our first example is what we call the User Manual. This fun and free tool generates an intriguing deck that's all about you as a collaborator. Just answer a few quick questions and Unitonomy renders a gorgeous presentation that's your own user manual to share with your colleagues. Give it a try!


Our Team


TEAM EXPERTISE
Charley Miller
CEO, previously co-founder TouchCast
Max Nechypurenko
CTO
Additional Tech (7)
Based in Ukraine.
FT
PT
Chris Deaner
Founding investor; tech mentorship
Mike Mooney
Founding investor; legal, accounting, finance.
Brittain Skinner
Marketing & partnerships
product
UX / games
tech
operations
sales
marketing

We are confident we are well-geared to execute on our vision because of the quality of our team. We are 9 people full-time and 3 part-time (plus sales reps working part-time on commission).


udtech
WE CREATE TECHNOLOGIES

The Ukraine team gathered for the holidays with some Kentucky bourbon



The U.S. team and advisors gathered in Louisville

Three advisors joined us: employee engagement researcher **Dr. Brad Shuck** from the University of Louisville; **Martin Low**, founder of OnPlane Consulting and formerly of Amazon; and **Christopher Davis**, senior product designer at Trello (Atlassian).

Early Validation


[GLI]
EnterpriseCorp
VOGT AWARDS

Unitonomy ranked in the **global top-10 on Pioneer.app** while we were moving from idea to prototype. We won a **Vogt Award** as we built our engine. We were **named a top 5 startup to watch in 2020** for the Louisville region by Business First as we started to make the beta versions of our alpha products.

As the pandemic hit, we paused our initial fundraising (we raised about half of our $500k goal just as quarantine began). We hunkered down to mature our beta software. Now is the time to formally launch our beta products and renew our fundraising.

Ready for Takeoff

To date, the Unitonomy team is super proud of what we've accomplished in short order and despite the global pandemic:


TIMELINE
Givvy launches public beta
GetCommit launches public beta
Charley puts pen to paper for Unitonomy idea
Beta Product Development
Engine Development
OrgVitals launches public beta
may
jul
sep
nov
jan
mar
may
jul
sep
nov
jan
2019
2020
2021
Unitonomy incorporated
Unitonomy named a top 5 startup to watch
WeFunder campaign launches
Unitonomy accepted into Vogt
Angel round raises $237k as pandemic hits

With the WeFunder investments, Unitonomy will focus on:

- gaining traction and meeting our customers' needs

- maturing our sales process

- building awareness through channel experiments

- advancing our engine toward our AI initiatives

- protecting our IP

We are creating something valuable, to not just improve our customers' lives today, but to position them better for the future. We know the commitment and time such an endeavor takes because we've already lived it. We hope you will join us on the journey.

Unitonomy, Culture Management Software. Help people work together better.


unitonomy
[GLI]
GREATER LOUISVILLE INC.
COMMUNITY FOUNDATION

Founder Charley Miller at the Vogt Demo Night

Investor Q&A

− COLLAPSE ALL

What does your company do?

Unitonomy is building culture management software with AI for knowledge workers and their companies. Our software augments internal communication to better connect colleagues to each other, to purpose, and to knowledge. In other words, our products complement tools already in use inside a company to help their people communicate effectively and efficiently. We know when colleagues are better connected to each other, to their purpose, and to knowledge, the entire culture performs better.

Where will your company be in 5 years?

Unitonomy is defining "culture management software" to corner the market by using AI to provide affordable, self-managing software that delights colleagues and returns ROI by improving the culture. In other words, we are building the Atlassian-type software suite for culture management software in the age of AI. Our GTM is to target growing companies (20-500 employees) embracing remote work. In 3 years, our goal is to sell to larger companies.

Why did you choose this idea?

As a serial founder, I've lived the problem. My last startup grew to over 100 remote people across 7 time zones. We had systems to manage specific areas, yet nothing to develop our work culture. Siloed tools disrupted how we connected to information and to each other. We compensated with lots of meetings. AI can now effortlessly solve these issues.

How far along are you? What's your biggest obstacle?

After building our engine to augment communication across 3rd party tools (plus a lot of customer discovery!), Unitonomy is launching GetCommit, Glvvv, and OrgVitals.

Our biggest business obstacle is the economic impact of the pandemic. Covid-19 forced us to hold off on private betas and pause fundraising halfway through our raise. The silver lining is the fact thousands of companies are now embracing remote work (which are solutions are uniquely suited).

Who competes with you? What do you understand that they don't?

Market research suggests growing businesses are looking for a bundled solution for all things "people ops." However, we are not aware of other software suites or bundled solutions for managing culture. There are expensive people analytics and culture analytic systems. There are data pipelines to connect tools. There are performance management tools for org alignment (OKRs) and bots that run communication processes in Slack. There are archaic knowledge transfer systems that are basically wikis.

Few of these tools are affordable, many require a full-time role to manage, and most feel like homework to the employees who use them.

How will you make money?

To oversimplify the art of building a business, every startup must figure out how to become a cash register. For Unitonomy, we employ a traditional B2B SaaS subscription model for each product.

Each product requires subscriptions after a free trial (monthly and annually) on a per user basis. Eventually we'll offer a suite plan as software bundle.

To accelerate sales, we focus on customer email targeting, bottoms-up sales, network effects, reselling through consultant partnerships, and (eventually) customer referrals.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Getting early traction is never easy. Startups need a wedge into the market. We mitigate market risk by placing several bets through multiple products, each one with the potential to our wedge. We can do this because we've built the technology and infrastructure to create, market and sell several products. And each product becomes a trailhead that leads to the others.

With the pandemic, we're not taking anything for granted with 2020. We hope to raise more money than we need to safeguard against market drops and businesses temporarily scaling back purchases.

Is "culture management software" a crowded market?

No, this is a nascent market. In fact, Unitonomy plans to define this market to corner it. Unitonomy already ranks 1st in SEO prior to launch. Startups with first mover advantage in a nascent market will control around 75% of the market long term.

That said, "productivity" is an extremely crowded market and it's our job to convey the difference of how our products influence work culture and not just productivity.

Is focus an issue with 3 products for a pre-revenue company?

Our model is that of a game studio: start by engineering an engine to enable blazing fast development longterm. With the engine, we can run product experiments and analyze customers' responses to each product. Then we will double down effort where we see significant traction and grow our company through that product's wake.

How many customers does Unitonomy have?

We opened the public beta of GetCommit on August 5th and a dozen companies joined the handful already piloting. OrgVitals and Glvvv launch their public betas over the next month.

What's the benefit of the SAFE contract to an investor?

Unitonomy is pre-revenue so the SAFE enables investors to get an accurate valuation later when there's data. To protect investors, the SAFE places a cap on the valuation. If the valuation is less than the cap, then investors get a discount on their investment for placing their bet earlier when there's more risk.

If Unitonomy only raises the minimum will there be enough runway to get traction?

Unitonomy has "use of funds" plans for the minimum raise and upward. As a second time founder, I've lived it all in terms of scaling and downsizing. Unitonomy will adjust it's burn to gear our growth in the smartest way possible. Even in the case of no funding, we're equipped to grow with automation across sales and established SEO. With a successful WeFunder, we will accelerate customer development as we build out the AI.

What are the revenue goals of Unitonomy?

Post-launch, Year 1: Focus on how customers use our products while we refine our sales and marketing. Goal = 1000 companies subscribing to one of our products by August 2021. (each product is $5 a month, per employee)

Year 2: Product-market fit across our suite of products and raising a seed round to accelerate growth. We aim to be profitable by Jan 2022. Goal = $1M in annual recurring revenue.

Year 3: Goal = $1M in monthly recurring revenue.

How will investors get a return through Unitonomy?

By investing through the SAFE agreement, your investment will convert to ownership at a conversion event (the first investment round with a valuation). Then when there's a terminal event (an exit like the company is sold or goes public) all investors with shares get a return on their money.

What is Unitonomy’s wedge to gain attention?

Glvvv is posed to be a hit. And that's because it solves a near-universal problem for people who email themselves reminders. We've teased Glvvv and the response to get access to the private beta has been significant, to say the least. A current investor called Glvvv "a lightning bolt wedge."